James W. McKenzie, Jr.
 215.963.5134
 jmckenzie@morganlewis.com
March 12, 2008
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561
Attention: Jeffrey P. Riedler
                   Assistant Director

Re:	Health Benefits Direct Corporation Registration Statement on Form SB-2 Filed February 1, 2008 File No. 333-149015
Dear Mr. Riedler:
On behalf of Health Benefits Direct Corporation (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 13, 2008 to Alvin H. Clemens with respect to the Company’s Registration Statement on Form SB-2 referred to above (the “Registration Statement”).
In response to your letter, set forth below are your comments in bold followed by the Company’s responses to your comments.
Where indicated below, the Company has made changes to the referenced disclosures in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company is filing contemporaneously with this response letter. Amendment No. 1 also contains certain changes and additions resulting from recent developments and management’s ongoing review of the disclosures contained therein.

Securities and Exchange Commission

March 12, 2008
We have sent to your attention via overnight delivery three courtesy copies of the following: (i) this letter as filed via EDGAR; (ii) Amendment No. 1 as filed via EDGAR; and (iii) Amendment No. 1, marked to show changes against the initial Registration Statement, as filed with the Commission on February 1, 2008.
Given the large percentage of the offering being registered on behalf of your CEO and the large percentage of his total holding being registered, it appears that Mr. Clemens should be identified as an underwriter. If you believe that Mr. Clemens should not be identified as an underwriter, please provide us your analysis.
Response: In order to expedite the review process, Mr. Clemens has elected to remove all 1,000,000 of his unregistered shares of common stock of the Company which were being registered in the Registration Statement, as well as the 500,000 shares underlying warrants owned by the Beaver Creek Limited Partnership, of which Mr. Clemens has sole investment and voting control, which were also being registered on the Registration Statement. Accordingly, neither Mr. Clemens nor the Beaver Creek Limited Partnership will be a “Selling Stockholder” under Amendment No. 1 to the Registration Statement.
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If you have any questions, please feel free to contact me at (215) 963-5134.
Regards,
James W. McKenzie, Jr.
Enclosures

cc:	Sonia Barros (Securities and Exchange Commission)
Alvin H. Clemens (Health Benefits Direct Corporation)
Anthony R. Verdi (Health Benefits Direct Corporation)
Angela M. Jones (Morgan, Lewis & Bockius LLP)